UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)) UNDER THE

SECURITIES EXCHANGE ACT OF 1934

INCA DESIGNS, INC.

(Name of issuer)

COMMON STOCK, $.0001 PAR VALUE PER SHARE

(Title of class of securities)

45326M 20 2

(CUSIP number)

EVAN KAYE

400 Alton Road, Apt. 3103

Miami, FL 33139

(917) 612-0957

(Name, address and telephone number of person authorized to receive notices and communications)

October 13, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45326M 20 2	Page 2 or 6

1.	Names of reporting persons. Evan Kaye, an individual
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 421,549,020
	8.	Shared voting power -0-
	9.	Sole dispositive power 421,549,020
	10.	Shared dispositive power -0-
11.	Aggregate amount beneficially owned by each reporting person 421,549,020
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount of Row (11) 37.2%
14.	Type of reporting person IN

CUSIP No. 45326M 20 2	Page 3 or 6

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $.0001 par value, of INCA Designs, Inc., a Nevada corporation (the “Company”). The address of the principal executive office of the Company is 2317 Collins Avenue, Miami Beach, FL 33139.

Item 2.	Identity and Background.

(a) Name: Evan Kaye. Shares are owned by Jade Consulting, LLC of which Mr. Kaye is the sole member and sole manager.

(b) Residence or Business Address: 400 Alton Rd., Apt. 3103, Miami, FL 33139.

(c) Present principal occupation or employment: Vice President Business Development, Coastal Car Worldwide, 1040 SW 10th Avenue, Pompano Beach, FL 33069.

(d) During the last five years, Mr. Kaye has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Kaye has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f) Citizenship: United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

PF-Personal Funds.

On June 20, 2007 and October 2, 2007, a limited liability company solely owned by Mr. Kaye, Golden Ventures, LLC (“Golden”), loaned the Company $200,000 and $250,000 respectively. The Company issued Convertible Promissory Notes to Golden (the “Notes”). The remaining principal and accrued but unpaid interest due under the Notes of $360,894 was converted into 360,894,500 shares. Golden assigned the shares to Jade Consulting, LLC, which is wholly owned and controlled by Mr. Kaye.

On November 30, 2007, Golden loaned the Company $70,000 and the Company issued a Convertible Promissory Note to Golden (the “Note”). Golden subsequently assigned $50,000 of the principal of the Note to an unaffiliated third party. The remaining principal and accrued but unpaid interest of approximately $58,159 (calculated through September 30, 2010) is convertible into 58,159,670 shares of the Company’s Common Stock.

CUSIP No. 45326M 20 2	Page 4 or 6

Item 4.	Purpose of Transaction.

Evan Kaye acquired the shares for investment purposes.

Mr. Kaye has no plans which relate to or would result in:

(a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) Evan Kaye beneficially owns (i) 363,389,350 shares of the Company’s Common Stock and (ii) a Note convertible into 58,159,670 shares of the Company’s Common Stock (calculated through September 30, 2010), which in the aggregate represents 37.2% of the Company based on 1,113,948,984 shares which would be outstanding if the Note was converted.

CUSIP No. 45326M 20 2	Page 5 or 6

(b) Evan Kaye has sole power to vote or direct the vote and the power to dispose or to direct the disposition of (i) the 363,389,350 shares of the Company’s Common Stock owned by him and (ii) the Note and the 58,159,670 shares issuable upon conversion of the Note. (See Rows 7-10 of page 2 herein.)

(c) Evan Kaye did not effect any transaction in the Company’s Common Stock within the past sixty (60) days, other than the transactions reports in Item 3.

(d) No other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of INCA Designs, Inc.

The Reporting Person owns a Convertible Promissory Date issued by INCA Designs, Inc. dated November 30, 2007 in the face amount of $70,000. The remaining principal and accrued but unpaid interest of approximately $58,159 (calculated through September 30, 2010) is convertible into 58,159,670 shares of the Company’s Common Stock.

Other than as mentioned above, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exh. No.	Date	Document
1	November 30, 2007	Convertible Promissory Note for $70,000 from INCA Designs, Inc.

(Signature page follows)

CUSIP No. 45326M 20 2	Page 6 or 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	October 13, 2010	By:	/s/ Evan Kaye
Evan Kaye, an individual